July 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Crotty

Re:	Emerald Health Pharmaceuticals Inc.

Offering Statement on Form 1-A

File No. 024-10810

Dear Ms. Crotty:

Emerald Health Pharmaceuticals Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:00 PM Eastern Time on July 14, 2020 or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca Distefano at (954) 768-8221. Thank you for your assistance and cooperation.

Very truly yours,

EMERALD HEALTH PHARMACEUTICALS INC.

/s/ Dr. James M. DeMesa

Dr. James M. DeMesa

Chief Executive Officer